F O R I M M E D I A T E R E L E A S E

Alamos Gold Inc.
130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.
Alamos Reports First Quarter 2015 Results
Toronto, Ontario (May 7, 2015) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported its financial results for the quarter ended March 31, 2015 and reviewed its operating, exploration and development activities.
“Production of 38,000 ounces of gold in the first quarter of 2015 was consistent with our expectations while total cash costs of $805 per ounce were below our full year guidance. Our open pit, heap leach operations at Mulatos performed very well and we remain on track to realize significant production growth from our high-grade mill in the second half of 2015. Further, we continue to make progress with our development pipeline with the EIA recently reinstated for our Ağı Dağı project,” said John A. McCluskey, President and Chief Executive Officer.
“Through the merger of equals with AuRico Gold announced last month, we believe we are creating a stronger, larger, diversified gold producer, with a solid balance sheet and one of the strongest growth profiles of our peer group. We believe that by combining the strengths of both companies, we are far better positioned to not only succeed but also be a leader in the current gold price environment. With the transaction expected to close mid-2015, we look forward to demonstrating this starting in the second half of this year,” Mr. McCluskey added.
First Quarter 2015 Highlights
Financial Performance

•	Sold 36,556 ounces of gold at an average realized gold price of $1,224 per ounce for quarterly revenues of $44.7 million

•	Reported cash from operating activities before changes in non-cash working capital of $7.4 million ($0.06 per share), and $2.4 million ($0.02 per share) after changes in non-cash working capital

•
Realized quarterly earnings of $2.2 million ($0.02 per share) compared to earnings of $2.7 million ($0.02 per share) in the first quarter of 2014. First quarter 2015 earnings included a $4.9 million after-tax gain on the sale of the El Realito concessions within the Mulatos district, a $1.8 million unrealized foreign exchange loss, and $0.8 million of transactions costs related to the Merger with AuRico Gold Inc.

•	Reported cash and cash equivalents and short-term investments of $351.4 million as at March 31, 2015
Operational Performance

•	Produced 38,000 ounces of gold at a total cash cost of $805 per ounce of gold sold, below the Company's annual guidance, and at an all-in sustaining cost of $1,115 per ounce of gold sold

•	Achieved average crusher throughput of 17,500 tonnes per day (“tpd”) in the first quarter, despite lower high-grade mill feed and a planned three-day shutdown to relocate the agglomerators

•	Mined and stacked ore on the leach pad grading 0.92 g/t Au, 15% above annual budgeted grades, resulting in 45,900 contained ounces stacked on the leach pad in the first quarter

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•	Continued optimization of the high grade mill circuit improving recoveries to 60% in the quarter

•	Grades milled averaged 10.37 g/t Au during the quarter, above the annualized budget of 9.5 g/t Au

•	Commenced exploration activities at the Cerro Pelon satellite deposit

•	Reported updated mineral reserves and resources as at December 31, 2014
Subsequent to year-end

•
Announced that the Company has entered into a definitive agreement with AuRico Gold Inc. ("AuRico") to combine the respective companies (the "Merger") by way of a Plan of Arrangement, creating a new, leading intermediate gold producer

•	Subscribed to 9.9% of AuRico's outstanding common shares through a private placement for approximately US$83.3 million

•	Declared a semi-annual dividend of $0.03 per common share. The dividend is payable on May 29, 2015 to shareholders of record as of the close of business on May 15, 2015

•	Implemented a dividend reinvestment and share purchase plan ("DRIP")

•
Received notice that the Çanakkale Administrative Court dismissed the injunction against the Company's positive Environmental Impact Assessment ("EIA") certificate for the Ağı Dağı project, returning the EIA to good standing

	Q1 2015	Q1 2014	Change (%)
Ounces produced	38,000	37,000	3%
Ounces sold	36,556	32,161	14%

Operating Revenues (000)	$44,728	$41,511	8%
Earnings before income taxes (000)	$4,992	$4,720	6%
Earnings (000)	$2,215	$2,746	(19%)
Earnings per share (basic and diluted)	$0.02	$0.02	—

Cash flow from operating activities before changes in non-cash working capital (000)	$7,373	$15,939	(54%)
Cash flow from operating activities (000)	$2,440	$7,265	(66%)

Cash and short-term investments (000) (2)	$351,441	$409,904	(14%)

Realized gold price per ounce	$1,224	$1,291	(5%)
Average London PM Fix gold price per ounce	$1,218	$1,293	(6%)

Total cash cost per ounce (1)	$805	$617	30%
All-in sustaining cost per ounce (1)	$1,115	$908	23%
All-in cost per ounce (1)	$1,488	$1,115	33%

(1)
“Total cash cost per ounce”, “All-in sustaining cost per ounce” and “All-in cost per ounce” are non-GAAP measures. Refer to the “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of these measures.

(2)	Cash and short-term investments are shown as at March 31, 2015 and March 31, 2014.

Merger with AuRico Gold Inc.
On April 13, 2015, the Company announced that it had entered into a definitive agreement with AuRico to combine the respective companies (the “Merger”) by way of a Plan of Arrangement, creating a new, leading intermediate gold producer (“MergeCo”). The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young-Davidson mine in

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Ontario, Canada and Alamos’ Mulatos mine in Sonora, Mexico. The transaction is structured as a merger of equals with a transaction equity value of approximately US$1.5 billion at the time of announcement.
Under the terms of the Merger, holders of Alamos shares will receive, for each share held, 1 MergeCo share and US$0.0001 in cash, and holders of AuRico shares will receive, for each share held, 0.5046 MergeCo shares. Upon completion of the Merger, former Alamos and AuRico shareholders will each own approximately 50% of MergeCo (to be named Alamos Gold Inc.). In addition, a new company (“SpinCo”), to be named AuRico Metals Inc., will be created to hold AuRico’s Kemess project, a 1.5% net smelter return royalty (“NSR”) on the Young-Davidson mine, AuRico’s Fosterville and Stawell royalties, and will be capitalized with US$20 million of cash. Upon completion of the Merger, MergeCo will own a 4.9% equity interest in SpinCo. The remaining shares of SpinCo will be distributed 50% each to former Alamos and AuRico shareholders.
The merger is subject to shareholder and other applicable regulatory approvals, and satisfaction of other customary conditions. The merger is expected to close before the end of the second quarter of 2015. The Merger includes customary provisions, including fiduciary out provisions, covenants not to solicit other acquisition proposals and the right to match any superior proposals. Termination fees of $28.4 million will be paid to Alamos and $37.5 million will paid to AuRico in certain circumstances should the Merger not be completed.
In connection with the Merger, on April 20, 2015, Alamos subscribed for approximately 27.9 million common shares of AuRico on a private placement basis, representing approximately 9.9% of AuRico's outstanding common shares after giving effect to the private placement. The common shares were acquired at a price of $2.99 per share, equal to AuRico’s closing price on the New York Stock Exchange on April 10, 2015, for total gross proceeds to AuRico of approximately $83.3 million.
First Quarter 2015 Financial Results
The Company’s operating margins in the first quarter of 2015 were negatively impacted by a weaker gold price. The Company generated $7.4 million ($0.06 per share) cash from operating activities (before changes in non-cash working capital). Cash provided by operating activities of $2.4 million or $0.02 per share in the first quarter decreased 66% relative to the same period of 2014 as a result of higher cash operating costs.
Earnings before income taxes were $5.0 million or $0.04 per share for the first quarter of 2015 compared to $4.7 million or $0.04 per share in 2014. Earnings for the first quarter of 2015 included a $7.0 million gain ($4.9 million after-tax) on the sale of the El Realito concession. On an after-tax basis, the Company recorded earnings in the first quarter of 2015 of $2.2 million or $0.02 per share compared to earnings of $2.7 million in the same period of 2014 as a result of higher gold sales offset by higher cash operating costs.
Capital expenditures in the first quarter of 2015 totaled $17.5 million. Sustaining capital in Mexico included $1.2 million on leach pad interlift liners and maintenance of the ponds, $0.7 million for component changes, and $2.9 million moving and replacing the agglomerators. Sustaining capital in the first quarter of $5.7 million was as budgeted. The full year sustaining capital guidance remains at $12.5 million.
In addition, development spending of $11.1 million in Mexico was focused on underground development of the San Carlos deposit, waste removal at El Victor and capitalized exploration at San Carlos and La Yaqui. In addition, the Company secured surface access to the Cerro Pelon deposit and commenced exploration and permitting activities. The Company also invested $0.8 million at the Esperanza Gold Project advancing the EIA baseline study work.
Key financial highlights for the three months ended March 31, 2015 and 2014 are presented at the end of this release in Table 1. The unaudited interim consolidated statements of financial position, comprehensive income, and cash flows for the three months ended March 31, 2015 and 2014 are presented at the end of this release in Table 2.

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First Quarter 2015 Operating Results
In the first quarter of 2015, the Mulatos mine (“Mulatos”) produced 38,000 ounces of gold compared to 37,000 ounces in 2014. Open pit, heap leach operations at Mulatos continue to meet expectations and remain the driver of the operation, contributing strong production in the first quarter of 2015.
Grades stacked on the leach pad in the quarter were 15% above the annual budget of 0.80 g/t Au, as the Company continued to benefit from positive grade reconciliations in the Mulatos pit. Grades milled were slightly above budget, however, mill throughput and recoveries were lower than anticipated as optimization of the mill circuit continued throughout the quarter. In the first quarter, the Company installed finer screens to reduce the grind size, and is installing a vertical grinding mill to complement the existing circuit. The Company expects that the new grinding mill will be installed and operational by the end of the second quarter, at a capital cost of approximately $1.5 million. Additionally, a second ILR has been installed which is expected to alleviate the bottleneck in concentrate processing capacity. The current mill configuration is achieving recoveries of approximately 60%, with recoveries expected to improve to 75% with the installation of the vertical grinding mill, at which point the Company expects production from the high-grade mill to improve significantly as throughput is ramped up.
Development of the San Carlos underground deposit continued to be a focus during the first quarter. The Company advanced approximately 360 metres with total development to date of 1,900 metres. The Company is currently mining from two stopes, and has focused development to the east of current mining activities.
Total crusher throughput in the first quarter of 2015 averaged 17,500 tpd, below the annual budgeted rate of 17,850 tpd. During the first quarter of 2015, throughput to the leach pad was consistent with budget despite three days of downtime to relocate the agglomerators. Given the decrease in mill throughput, the Company is building high-grade stockpiles that will be processed once the mill improvements are completed.
The recovery ratio in the first quarter was 72%. This was slightly below the Company’s annual budget of 74% reflecting a lower than budgeted recovery from the high-grade mill.
Cash operating costs of $728 per ounce of gold sold in the first quarter of 2015 were below the Company’s annual guidance range of $800 per ounce, but 33% higher than $546 per ounce reported in the first quarter of 2014. The increase relative to the prior year is attributable to lower grades stacked on the leach pad, and a higher cost per tonne of ore mined. Cash operating costs were lower than budget due to a positive grade reconciliation on material stacked on the leach pad, as well as a lower waste-to-ore ratio. Including royalties, total cash costs were $805 per ounce of gold sold in the first quarter of 2015.
Key operational metrics and production statistics for the first quarter of 2015 compared to the same period of 2014 are presented in Table 3 at the end of this press release.
Turkey Developments
In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry of the Environment and Urbanization's (the "Ministry") approval of the Environmental Impact Assessment ("EIA") for the Ağı Dağı gold project had been dismissed by the Çanakkale Administrative Court. The Ministry previously signed and issued formal approval in the form of an EIA Positive Decision Certificate for Ağı Dağı in August 2014. In January 2015, the Çanakkale Administrative Court in Turkey granted an injunction order against the Ministry's approval of the EIA. The Ministry successfully appealed the ruling with the Çanakkale Administrative Court dismissing the injunction on the basis that the challenge against the EIA approval was registered after the deadline for such challenges to be filed had expired. With this ruling, the Ministry's approval of the EIA has been returned to good standing.
The Company continues to await a ruling from the Turkish High Administrative Court on the Ministry and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the Kirazlı main project due to the lack of cumulative impact assessment (“CIA”). The appeal decision remains pending, but is expected to be finalized shortly. In order to address the CIA requirements and concerns of the Court, the Company prepared and submitted a CIA for the Kirazlı project, which has been approved by the Ministry and submitted to the High Court.

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Obtaining forestry and operating permits are the next steps in the permitting process. The Company remains confident that these permits will be granted. However, legal challenges have increased uncertainty of the expected timing for receipt of these permits. The Company expects first gold production from Kirazlı within 18 months of receipt of the outstanding permits.
In the first quarter of 2015, total development expenditures in Turkey of $0.6 million were capitalized. A full development budget for Kirazlı and Ağı Dağı will be re-initiated once the required permits are received.
First Quarter 2015 Exploration Update
Total exploration expenditures in the first quarter of 2015 were $4.8 million primarily focused at San Carlos, La Yaqui, Esperanza and Quartz Mountain. Of this amount, $3.1 million at San Carlos, La Yaqui, and Esperanza was capitalized. An additional $1.7 million of spending at Quartz Mountain and administration costs were expensed.
Mulatos
San Carlos was the highest priority for exploration with approximately 10,760 metres (“m”) drilled during the first quarter of 2015.   The current drilling is part of the ongoing exploration program to upgrade existing mineral resources and to extend the strike and dip of existing mineralization.
A total of 3,779m was drilled at La Yaqui during the first quarter of 2015. The program included infill drilling within the proposed pit and condemnation and engineering drilling under proposed infrastructure. Results to date from infill drilling are consistent with the existing reserve model.
Highlights from infill drilling include:

•	15YAQ008: 48.8m at 3.60 g/t Au

•	15YAQ024: 65.5m at 1.91 g/t Au

•	15YAQ025: 53.4m at 2.02 g/t Au

•	15YAQ030: 35.1m at 2.92 g/t Au

•	15YAQ018: 51.8m at 1.74 g/t Au

•	15YAQ001: 32m at 2.37 g/t Au

•	15YAQ002: 32m at 2.59 g/t Au

•	15YAQ003: 24.4m at 2.37 g/t Au
Further highlights from the recent drilling completed at La Yaqui are presented in Table 4 at the end of this press release.
Esperanza
The Company capitalized $0.8 million at the Esperanza Gold Project in the first quarter of 2015. These development costs were primarily related to the collection of baseline study data to support resubmission of the EIA. The Company is currently completing preparatory work for a planned geotechnical and exploration drill program.
Quartz Mountain
In the first quarter of 2015, the Company invested $0.8 million at the Quartz Mountain project, which was expensed.  A total of 3,945m of drilling was completed at the Quartz Butte and Crone Hill deposits during the first quarter. The current program has the dual objective of validating the existing resource and testing the new geological model. Results received to date have demonstrated strong correlation to the geological model.

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Outlook
In April, the Company announced a merger with AuRico to combine the companies by way of a Plan of Arrangement, creating a new, leading intermediate gold producer. The Merger combines two top-quality, highly-complementary asset portfolios, including two long-life, cash flow-generating gold mines: AuRico’s Young-Davidson mine in Ontario, Canada and Alamos’ Mulatos mine in Sonora, Mexico. The combined company will have geographic and operational diversity, with producing assets in Canada and Mexico and a strong growth development pipeline. Furthermore, it is expected that the combined company will have in excess of $400 million in cash and cash equivalents and short-term investments, providing a strong financial platform for future organic growth or acquisitions. The Company expects the merger to close by the end the second quarter.
Gold production in the first quarter of 2015 of 38,000 ounces benefited from 15% higher grades than budgeted. Offsetting this was lower high-grade production as the Company has reduced high-grade mill throughput until the mill improvements, including installation of a vertical grinding mill, are completed at the end of the second quarter. Starting in the third quarter, the Company will draw on existing stockpiles to ramp up throughput to the high-grade mill, resulting in higher production in the second half of the year. The Company continues to anticipate producing between 150,000 and 170,000 ounces of gold in 2015 at total cash costs and all-in sustaining costs of approximately $865 and $1,100 per ounce of gold sold, respectively.
Underground mining at San Carlos is being conducted in a higher grade portion of the ore body providing budgeted high grade mill feed of 9.5 g/t Au in 2015, above the current mineral reserve grade of 6.72 g/t Au. Development spending at Mulatos in 2015 will be focused on further underground development of San Carlos, pre-stripping of the El Victor open pit and exploration and development of the Cerro Pelon and La Yaqui satellite deposits.
The Company expects to continue generating sufficient cash flow to fund its sustaining and development capital spending and exploration budget at Mulatos in 2015 at a $1,200 per ounce gold price. The Company continues to operate Mulatos in a manner designed to optimize long-term economics. Costs have risen in the near term though are expected to improve as grades increase and the waste-to-ore ratio normalizes to life-of-mine levels beyond 2015. Mulatos will be further bolstered by the development of Cerro Pelon and La Yaqui, the latter of which is expected to start contributing low cost production growth in the fourth quarter of 2016. With Cerro Pelon and La Yaqui averaging double the 2015 budgeted heap leach grade, these deposits are expected to both increase production and drive costs substantially lower.
In April 2015, the Company received notice that the injunction order granted against the Turkish Ministry's approval of the EIA for the Ağı Dağı gold project was dismissed by the Çanakkale Administrative Court. With this ruling, the Ministry's earlier approval of the EIA has been returned to good standing. The Company continues to await a ruling from the Turkish High Administrative Court on the Ministry’s and the Company’s appeal of the Çanakkale Administrative Court’s cancellation of the Ministry’s EIA approval in relation to the Kirazlı main project due to the lack of a CIA. The appeal decision remains pending, but is expected to be finalized shortly. The Company remains confident that these permits will be granted, and views the recent court decision with respect to the Ağı Dağı EIA as a strong endorsement of the Company's Turkish projects. Gold production from the first of the Company’s Turkish projects, Kirazlı, is expected within 18 months of receipt of the outstanding forestry and operating permits.
Work in support of an EIA submission for the Esperanza Gold Project in 2015 is underway as well as completion of an internal feasibility study to further support development of the project. Drilling at the Quartz Mountain Property focused on validating the existing mineral resources continued in the first quarter and is expected to be completed in the second quarter of 2015.
The Company’s financial position remains strong, with approximately $405.5 million in working capital and no debt. The Company is well positioned to deliver on its development project pipeline, however, the lower gold price environment further emphasizes the strategic importance of financial strength and flexibility and the Company is evaluating its capital allocation decisions accordingly.

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Associated Documents
This press release should be read in conjunction with the Company’s interim consolidated financial statements for the three-month periods ended March 31, 2015 and March 31, 2014 and associated Management’s Discussion and Analysis (“MD&A”), which are available from the Company's website, www.alamosgold.com, in the "Investors" section under "Reports and Financials", and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).
Reminder of First Quarter 2015 Results Conference Call
The Company's senior management will host a conference call on Thursday, May 7, 2015 at 12:00 pm ET to discuss the first quarter 2015 financial results and provide an update on operating, exploration, and development activities.
Participants may join the conference call by dialling (416) 340-8527 or (877) 677-0837 for calls within Canada and the United States, or via webcast at www.alamosgold.com.
A playback will be available until May 21, 2015 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 9307353. The webcast will be archived at www.alamosgold.com.
Qualified Persons
The Mulatos District exploration program is being reviewed by Director of Exploration & Corporate Development, Aoife McGrath, M.Sc., M.AIG, who is a Qualified Persons within the meaning of National Instrument 43-101.  All field work is directly supervised and directed by Kristen Simpson, P.Geo., Alamos' Exploration Manager (Mexico), a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, “Mulatos Project Technical Report Update” dated December 21, 2012, which can be viewed on SEDAR (www.sedar.com).
About Alamos
Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico, Turkey and the United States. The Company employs more than 500 people and is committed to the highest standards of sustainable development. As of May 5, 2015, Alamos had 127,357,486 common shares outstanding (140,164,052 shares fully diluted), which are traded on the TSX and NYSE under the symbol “AGI”.
FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Director, Investor Relations
(416) 368-9932 x 439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources

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to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource. A mineral resource that is classified as “inferred” or “indicated” has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Note to U.S. Investors
Alamos prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Terms relating to mineral resources in this presentation are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Alamos may use certain terms, such as “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” that the SEC does not recognize (these terms may be used in this presentation and are included in the public filings of Alamos, which have been filed with the SEC and the securities commissions or similar authorities in Canada).
Cautionary non-GAAP Measures and Additional GAAP Measures
Note that for purposes of this section, GAAP refers to IFRS. The Company believes that investors use certain non-GAAP and additional GAAP measures as indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. Non-GAAP and additional GAAP measures do not have a standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other companies.

(i)	Cash flow from operating activities before changes in non-cash working capital
“Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

	Q1 2015	Q1 2014
Cash flow from operating activities - IFRS (000)	$2,440	$7,265
Changes in non-cash working capital (000)	(4,933)	(8,674)
Cash flow from operating activities before changes in non-cash working capital (000)	$7,373	$15,939

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(ii)	Mining cost per tonne of ore
“Mining cost per tonne of ore” and “Cost per tonne of ore” are non-GAAP performance measures that could provide an indication of the mining and processing efficiency and effectiveness of the mine. These measures are calculated by dividing the relevant mining and processing costs and total costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. The following table reconciles the non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2015	Q1 2014
Mining and processing costs - IFRS (000)	$26,616	$17,546
Inventory adjustments and period costs (000)	(2,103)	3,841
Total cost (000)	$24,513	$21,387
Tonnes Ore stacked / milled (000)	1,572	1,514
Total cost per tonne of ore	$15.59	$14.13

(iii)	Cash operating costs per ounce and total cash costs per ounce
“Cash operating costs per ounce” and “total cash costs per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating costs per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating costs per ounce” reflects the cash operating costs allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating costs per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash costs per ounce” includes “cash operating costs per ounce” plus applicable royalties. Cash operating costs per ounce and total cash costs per ounce are exclusive of exploration costs.
The following table reconciles these non-GAAP measure to the consolidated statements of comprehensive income.

	Q1 2015	Q1 2014
Mining and processing costs - IFRS (000)	$26,616	$17,546
Divided by: Gold ounces sold	36,556	32,161
Total Cash operating costs per ounce	$728	$546

Mining and processing costs - IFRS (000)	$26,616	$17,546
Royalties - IFRS (000)	2,820	$2,305
Total Cash costs (000)	$29,436	$19,851
Divided by: Gold ounces sold	36,556	32,161
Total Cash costs per ounce	$805	$617

(iv)	All-in sustaining cost per ounce
Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company adopted an “all-in sustaining cost per ounce” non-GAAP performance measure. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining cost per ounce” reflects total mining and processing costs, corporate and administrative costs, exploration costs, sustaining capital, and other operating costs. Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature.

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The following table reconciles these non-GAAP measures to the consolidated statements of comprehensive income.

	Q1 2015	Q1 2014
Mining and processing costs (000)	$26,616	$17,546
Royalties (000)	2,820	2,305
Corporate and administration (000) (1)	2,782	3,534
Share-based compensation (000)	1,118	(784)
Exploration costs (000) (2)	1,414	2,973
Reclamation cost accretion (000)	359	341
Sustaining capital expenditures (000)	5,655	3,288
	$40,764	$29,203
Divided by: Gold ounces sold	36,556	32,161
All-in sustaining cost per ounce	$1,115	$908

(1)	Excludes corporate and administration costs incurred at the Company’s development projects.

(2)	Excludes exploration associated with the Company’s development projects.

(v)	All-in cost
Effective 2013, in conjunction with a non-GAAP initiative being undertaken by the gold mining industry, the Company is adopting an “all-in cost per ounce” non-GAAP performance measure; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in cost per ounce” as determined by the Company compared with other mining companies. In this context, “all-in cost per ounce” reflects total all-in sustaining cash costs, plus capital, operating, and exploration costs associated with the Company’s development projects.

	Q1 2015	Q1 2014
All-in sustaining cost (above)	$40,764	$29,203
Add: Development and expansion capital (000)	10,351	4,921
Add: Other development and exploration (000)	1,810	1,179
Add: Development project corporate and administration (000)	1,456	550
	54,381	35,853
Divided by: Gold ounces sold	36,556	32,161
All-in cost per ounce	$1,488	$1,115

(vi)	Other additional GAAP measures
Additional GAAP measures that are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:
Mine operating costs - represents the total of mining and processing, royalties, and amortization expense

•	Earnings from mine operations - represents the amount of revenues in excess of mining and processing, royalties, and amortization expense

•	Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, and income tax expense

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Table 1: Financial Highlights

	Q1 2015	Q1 2014
Cash provided by operating activities before changes in non-cash working capital (000) (1) (2)	$7,373	$15,939
Changes in non-cash working capital	($4,933)	($8,674)
Cash provided by operating activities (000)	$2,440	$7,265
Earnings before income taxes (000)	$4,992	$4,720
Earnings (000)	$2,215	$2,746
Earnings per share
- basic	$0.02	$0.02
- diluted	$0.02	$0.02
Comprehensive income (000)	$2,546	$2,246
Weighted average number of common shares outstanding
- basic	127,357,000	127,483,000
- diluted	127,357,000	127,499,000
Assets (000) (3)	$881,854	$879,511

1.	A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.

2.	Refer to “Cautionary non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this press release for a description and calculation of this measure.

3.	Assets are shown as at March 31, 2015 and December 31, 2014.

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Table 2: Unaudited Consolidated Statements of Financial Position, Comprehensive
Income, and Cash Flows

ALAMOS GOLD INC.
Consolidated Statements of Financial Position
(Unaudited - stated in thousands of United States dollars)

	2015	2014
A S S E T S
Current Assets
Cash and cash equivalents	$351,441	$353,293
Short-term investments	—	4,792
Available-for-sale securities	162	2,201
Amounts receivable	12,402	8,950
Income taxes receivable	14,191	15,534
Advances and prepaid expenses	4,445	4,750
Inventory	55,115	55,358
Total Current Assets	437,756	444,878

Non-Current Assets
Other non-current assets	6,639	5,861
Exploration and evaluation assets	221,538	220,132
Mineral property, plant and equipment	215,921	208,640
Total Assets	$881,854	$879,511

L I A B I L I T I E S
Current Liabilities
Accounts payable and accrued liabilities	$32,241	$33,389
Total Current Liabilities	32,241	33,389

Non-Current Liabilities
Deferred income taxes	40,115	39,815
Decommissioning liability	22,559	22,302
Other liabilities	503	671
Total Liabilities	95,418	96,177

E Q U I T Y
Share capital	$509,068	$509,068
Warrants	21,667	21,667
Contributed surplus	26,758	26,202
Accumulated other comprehensive loss	(510)	(841)
Retained earnings	229,453	227,238
Total Equity	786,436	783,334
Total Liabilities and Equity	$881,854	$879,511

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ALAMOS GOLD INC.
Consolidated Statements of Comprehensive Income
For the three-month periods ended March 31, 2015 and 2014
(Unaudited - stated in thousands of United States dollars, except per share amounts)

	2015	2014
OPERATING REVENUES	$44,728	$41,511

MINE OPERATING COSTS
Mining and processing	26,616	17,546
Royalties	2,820	2,305
Amortization	8,954	11,384
	38,390	31,235
EARNINGS FROM MINE OPERATIONS	6,338	10,276

EXPENSES
Exploration	1,733	1,435
Corporate and administrative	3,438	4,084
Share-based compensation	1,118	(784)
	6,289	4,735
EARNINGS FROM OPERATIONS	49	5,541

OTHER INCOME (EXPENSES)
Finance income	607	719
Financing expense	(360)	(346)
Foreign exchange loss	(1,767)	(311)
Other income/(loss)	6,463	(883)
EARNINGS BEFORE INCOME TAXES	4,992	4,720
INCOME TAXES
Current tax (expense)/recovery	(2,477)	226
Deferred tax expense	(300)	(2,200)
EARNINGS	$2,215	$2,746

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
- Unrealized loss on securities	(145)	(500)
- Unrealized loss on derivative contracts	(150)	—
- Reclassification of realized losses on available-for-sale securities included in earnings	626	—
COMPREHENSIVE INCOME FOR THE PERIOD	$2,546	$2,246

EARNINGS PER SHARE FOR THE PERIOD
– basic	$0.02	$0.02
– diluted	$0.02	$0.02
Weighted average number of common shares outstanding
- basic	127,357,000	127,483,000
- diluted	127,357,000	127,499,000

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ALAMOS GOLD INC.
Consolidated Statements of Cash Flows
For the three-month periods ended March 31, 2015 and 2014
(Unaudited - stated in thousands of United States dollars)

	2015	2014
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Earnings for the period	$2,215	$2,746
Adjustments for items not involving cash:
Amortization	8,954	11,384
Financing expense	360	346
Unrealized foreign exchange loss	1,296	410
Deferred tax expense	300	2,200
Share-based compensation	1,118	(784)
Gain on disposal of mineral property, plant and equipment	(6,975)	—
Other	105	(363)
Changes in non-cash working capital:
Fair value of forward contracts	150	—
Amounts receivable	(2,552)	(2,315)
Inventory	(702)	(5,238)
Advances and prepaid expenses	306	1,559
Accounts payable and accrued liabilities, and income taxes payable	(2,135)	(2,680)
	2,440	7,265
INVESTING ACTIVITIES
Sales of securities	2,255	835
Short-term investments (net)	4,792	(2,072)
Contractor advances	—	(1,100)
Proceeds on sale of mineral property, plant and equipment	7,460	—
Exploration and evaluation assets	(1,406)	(1,340)
Mineral property, plant and equipment	(16,093)	(9,603)
	(2,992)	(13,280)
FINANCING ACTIVITIES
Shares repurchased and cancelled	—	(3,233)
	—	(3,233)
Effect of exchange rates on cash and cash equivalents	(1,300)	(375)
Net increase in cash and cash equivalents	(1,852)	(9,623)
Cash and cash equivalents - beginning of year	353,293	409,663
CASH AND CASH EQUIVALENTS - END OF PERIOD	$351,441	$400,040

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Table 3: Production Summary & Statistics (1)

Production summary	Q1 2015	Q1 2014	Change (#)	Change (%)
Ounces produced (1)	38,000	37,000	1,000	3%

Crushed ore stacked on leach pad (tonnes) (2)	1,552,000	1,483,500	68,500	5%
Grade (g/t Au)	0.92	1.03	(0.11)	(11%)
Contained ounces stacked	45,900	49,100	(3,200)	(7%)

Crushed ore milled (tonnes)	20,350	30,100	(9,750)	(32%)
Grade (g/t Au)	10.37	3.28	7.09	216%
Contained ounces milled	6,800	3,200	3,600	113%

Ratio of total ounces produced to contained ounces stacked and milled	72%	71%	1%	1%

Total ore mined (tonnes) (3)	1,863,000	1,748,000	115,000	7%
Waste mined (tonnes)	1,143,000	950,000	193,000	20%
Total mined (tonnes)	3,006,000	2,698,000	308,000	11%

Waste-to-ore ratio	0.61	0.54	0.07	13%

Ore crushed per day (tonnes) - combined	17,500	16,800	700	4%

(1)	Reported gold production for Q1 2015 is subject to final refinery settlement and may be adjusted.

(2)	Excludes mill tailings stacked on the heap leach pad during the period.

(3)	Includes ore stockpiled during the period.

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Table 4: La Yaqui - Composite Intervals (Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3m and maximum interval waste of 1.55m)

Hole ID	Azimuth / Dip (º)	Drill Type	From (m)	To (m)	Interval (m)	Gold (g/t)
15YAQ001	185 / -63	RC	0	32	32	2.374
			51.8	59.5	7.6	0.465
			62.5	68.6	6.1	0.561
15YAQ002	123 / -46	RC	0	32	32	2.59
			10.7	13.7	3.1	5.1
15YAQ003	121 / -63	RC	0	24.4	24.4	2.374
			incl. 4.6	7.6	3	6.599
15YAQ004	279 / -64	RC	0	24.4	24.4	2.158
			incl. 1.5	3	1.5	5.9
			30.5	36.6	6.1	0.434
15YAQ005	312 / -39	RC	0	56.4	56.4	1.025
15YAQ006	198 / -63	RC	0	36.6	36.6	0.866
15YAQ007	314 / -51	RC	0	29	29	1.435
15YAQ008	117 / -51	RC	0	48.8	48.8	3.601
			incl. 4.6	10.7	6.1	7.934
			incl. 24.4	29	4.6	11.403
15YAQ009	331 / -50	RC	0	16.8	16.8	1.398
			24.4	30.5	6.1	0.924
15YAQ010	146 / -54	RC	0	30.5	30.5	1.042
15YAQ011	165 / -44	RC	0	35.1	35.1	0.86
			38.1	41.2	3	0.584
15YAQ012	214 / -78	RC	0	21.3	21.3	1.23
15YAQ014	151 / -72	RC	0	9.2	9.2	0.695
15YAQ015	328 / -55	RC	0	12.2	12.2	1.383
			16.8	27.4	10.7	0.763
15YAQ016	130 / -44	RC	0	25.9	25.9	2.715
			incl.6.1	9.2	3.1	8.592
			29	42.7	13.7	0.493
			47.3	51.8	4.6	0.536
			73.2	76.2	3	0.323
15YAQ018	160 / -44	RC	0	51.8	51.8	1.737
			incl. 6.1	9.2	3.1	6.845
			61	64	3	0.382
			76.2	83.8	7.6	0.484
15YAQ020	139 / -35	139	0	19.8	19.8	1.028
			29	33.5	4.6	0.47
			39.6	42.7	3	0.453
			53.4	56.4	3	0.577
			64	67.1	3	0.464
			70.1	73.2	3	1.052
			80.8	83.8	3	0.426
15YAQ022	150 / -69	DDH	0	3	3	0.379
15YAQ023	302 / -82	RC	0	32	32	2.054
			incl. 7.6	9.2	1.5	5.7
15YAQ024	265 / -50	RC	0	65.5	65.5	1.91
			incl. 21.3	30.5	9.1	6.752
			71.7	74.7	3	0.351
15YAQ025	212 / -58	RC	0	53.4	53.4	2.024
15YAQ027	87 / -85	RC	4.6	6.1	1.5	8.5
15YAQ028	133 / -48	RC	68.6	76.2	7.6	0.446
15YAQ030	317 / -44	RC	0	35.1	35.1	2.915
			incl. 4.6	6.1	1.5	10.7
			incl. 21.3	22.9	1.5	5.9
			29	30.5	1.5	6.6

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